Filed by: SAIC, Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Science Applications International Corporation

Registration No.: 000-12771

SAIC Capital Restructuring & Initial Public Offering (IPO)

SAIC Capital Restructuring & IPO

Special Stockholders Meeting

       Date: Tuesday, August 29, 2006

      Time: 1 p.m. ET

Location:  SAIC Conference Center                                                         What’s This?

                   1710 SAIC Drive, McLean, VA., or

                     Webcast via this web site

The purpose of the Special Stockholders Meeting is to provide the opportunity to vote on proposals described in the SAIC Proxy Statement. Stockholders of the company will be asked to consider and vote upon:

1.      A proposal to approve and adopt a merger, the purpose of which is to facilitate our becoming a publicly traded company.

2.      A proposal to approve and adopt the 2006 Equity Incentive Plan.

3.      A proposal to approve and adopt the 2006 Employee Stock Purchase Plan.

4.      Any other business as may properly come before the special meeting, or any adjournments, postponements or continuations thereof.

For more information on the proposals, please read the SAIC Proxy Statement.

Who is entitled to vote at the special meeting?

Stockholders of record as of the close of business on July 7, 2006 are entitled to notice of, and to vote at, the special meeting.

How and when were the Proxy Statements delivered?

Proxy Statements for the special meeting have been sent to all stockholders of record as of July 7, 2006 by either mail or email. If you have not yet received your proxy materials, please contact SAIC’s Legal Department at onlineproxy@saic.com.

Who can attend the Special Meeting?
Any SAIC stockholder can attend the special meeting.

How do stockholders attend the Special Meeting?

SAIC stockholders can attend the special meeting in person at the SAIC Conference Center, 1710 SAIC Drive, McLean, Virginia. For the convenience of stockholders, the meeting also will be videocast to the locations listed below and will be webcast on our website (www.saic.com) and on our internal website, ISSAIC. In addition, stockholders may listen to the audio teleconference by dialing 1-800-366-7242. The passcode is 82906.

The multicast will be broadcast at the following video teleconference locations:

Video Teleconference Locations
Location	Building	Room	VTC Contact	Meeting Room Contact
Abingdon, MD	3465 Boxville Corp. Center Dr.	Main Conf.	Doug Shell	Andrew Steigauf

Albuquerque, N.M.	6200 Uptown Blvd.	1st Floor Conf. Room	Martin Ortiz	Martin Ortiz

Campus Point San Diego, CA	4242 Campus Point Ct.	1203	Dennis Campbell	Kristy Heller

Columbia, MD	7080 Columbia Gate Way	Meade Rm.	Matt Miller	Cindy Halloran

Fredrick, MD	Bldg. 549	Conf. Rm. A	Susan Skidmore	Susan Skidmore

Huntsville, AL	6725 Odyssey Drive	Patriot Rm.	Bill Parker	Bill Parker

McLean, VA	1710 SAIC Dr.	Auditorium	Jonathan Rode	Chanta Goode

McLean, VA	1710 SAIC Dr.	T1 14181	Shane Canestra	Shane Canestra

Lenexa, KS	16805 College Blvd.	Rm. 136	Hatti Stankiewicz	Hatti Stankiewicz

Oakridge, TN	301 Laboratory Road	Rm. 1096	Randy Halloway	Randy Halloway

Orlando, FL	12901 Science Dr.	1010 & 3008	Tommy Smith	Tommy Smith

Vienna, VA	7990 Science Applications Ct.	Rm. 3358 B/ FCS Room	J.C. Rausch	J.C. Rausch

Virginia Beach, VA	2829 Guardian Lane	Main/Chicago Room	Ryan Henry	Ryan Henry

How do stockholders vote?

Voting instructions are set forth in the SAIC Proxy Statement.

Where can I find more information about the Special Meeting?

More information can be found in the SAIC Proxy Statement. In addition, additional Supplemental Q&A regarding the special meeting are available on the Questions & Answers page.

Forward-looking Statements

This communication may contain forward-looking statements that are based on our management’s belief and assumptions and on information currently available to our management. Any such forward-looking statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance, achievements or benefits to be materially different from any future results, levels of activity, performance, achievements or benefits expressed or implied by such forward-looking statements. As a result of these risks, uncertainties and other factors, readers are cautioned not to place undue reliance on any forward-looking statements included in this communication. These risks, uncertainties and factors are discussed in the filings of Science Applications International Corporation and SAIC, Inc. with the SEC, which are available without charge at the SEC’s internet site at http://www.sec.gov. The forward-looking statements speak only as of the date made. Neither Science Applications International Corporation nor SAIC, Inc. assume any obligation to update any forward-looking statements to reflect events or circumstances arising after the date as of which they are made or to conform such statements to actual results.

Additional Information and Where to Find It

More detailed information pertaining to the merger and related proposals of Science Applications International Corporation will be set forth in appropriate filings that have been and will be made with the SEC, including the proxy statement/prospectus contained in the registration statement on Form S-4 filed by SAIC, Inc. concerning the proposed merger and related proposals. We urge stockholders to read such documents that are or may be filed with the SEC when they are available because they will contain important information about the proposed merger and related proposals. Stockholders will be able to obtain a free copy of any filings, containing information about Science Applications International Corporation or SAIC, Inc., without charge, at the SEC’s internet site at http://www.sec.gov. Copies of any filings by Science Applications International Corporation or SAIC, Inc. can also be obtained, without charge, by directing a request in writing to Science Applications International Corporation, 10260 Campus Point Drive, M/S F-3, San Diego, California 92121, Attention: General Counsel or by email to SECfilings@saic.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Science Applications International Corporation, SAIC, Inc. and their respective directors and executive officers may be deemed, under the SEC’s rules, to be participants in the solicitation of proxies from the stockholders of Science Applications International Corporation in connection with the proposed merger and related proposals. The names of the directors and executive officers of Science Applications International Corporation and SAIC, Inc. and their interests, direct or indirect, by security holdings or otherwise, in the proposed merger and related proposals are contained in the proxy statement/prospectus contained in a registration statement on Form S-4 filed by SAIC, Inc., which may be obtained without charge at the SEC’s internet site at http://www.sec.gov, or by directing a request in writing to Science Applications International Corporation, 10260 Campus Point Drive, M/S F-3, San Diego, California 92121, Attention: General Counsel or by email to SECfilings@saic.com.